Exhibit 99.1

For Immediate Release For Details Contact: Edward J. Richardson		Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393
	Kathleen S. Dvorak	USA
Chairman and CEO Phone: (630) 208-2340 E-mail: info@rell.com	EVP & CFO (630) 208-2208	Phone: Fax:	(630) 208-2200 (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER

FISCAL 2010 RESULTS AND DECLARES CASH DIVIDEND

Sales Growth and Improved Earnings

Cash Flow from Operations of $16 million

LaFox, IL, April 8, 2010: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported net sales for the third quarter ended February 27, 2010, of $121.3 million, a 10.0% increase over net sales of $110.3 million for the third quarter of last year. Operating income in the third quarter was $5.7 million, compared to an operating loss of $9.7 million in the prior year’s third quarter. Net income for the third quarter was $4.5 million, or $0.25 per diluted common share, as compared with a net loss of $11.4 million, during the third quarter of last year.

“Our sales increase reflects growth in all three of our business units and suggests that the global economic conditions are improving. Higher sales, combined with the continued success of our cost reduction efforts, enabled us to reduce our operating expense ratio to 19.5%. In addition, focused management of working capital contributed to strong cash flow generated from operations of $16 million,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

FINANCIAL SUMMARY — THREE MONTHS ENDED FEBRUARY 27, 2010

•	Net sales for the third quarter of fiscal 2010 were $121.3 million, up 10.0%, compared to net sales of $110.3 million during the prior year’s third quarter.

•	Gross margin as a percent of net sales increased to 24.2% during the third quarter of fiscal 2010 compared to 21.5% during the third quarter of fiscal 2009.

•	SG&A expenses decreased to $23.7 million, or 19.5% of net sales, during the third quarter of fiscal 2010, compared to $27.7 million, or 25.1% of net sales, during the prior year’s third quarter.

•	Operating income during the third quarter of fiscal 2010 was $5.7 million, compared to an operating loss of $9.7 million during the third quarter of last year.

•

Net income during the third quarter of fiscal 2010 was $4.5 million, or $0.25 per diluted common share, versus a net loss of $11.4 million during the prior year’s third quarter. The net loss for the third quarter of fiscal 2009 included $9.7 million of significant charges.

FINANCIAL SUMMARY — NINE MONTHS ENDED FEBRUARY 27, 2010

•	Net sales for the first nine months of fiscal 2010 were $346.8 million, down 9.2%, compared to net sales of $381.8 million during the first nine months of fiscal 2009.

•	Gross margin as a percent of net sales increased to 24.5% during the first nine months of fiscal 2010, compared to 23.5% during the first nine months of last year.

•

SG&A expenses decreased to $70.3 million, or 20.3% of net sales, during the first nine months of fiscal 2010, compared to $84.1 million, or 22.0% of net sales, during the first nine months of fiscal 2009.

•	Operating income during the first nine months of fiscal 2010 was $14.6 million, or 4.2% of net sales, compared to an operating loss of $0.3 million during the first nine months of last year.

•

Income from continuing operations during the first nine months of fiscal 2010 was $10.7 million, or $0.60 per diluted common share, versus a loss from continuing operations of $1.8 million during the first nine months of fiscal 2009.

GENERATING STRONG OPERATING CASH FLOWS AND REDUCING DEBT

Cash flows provided by operating activities were $16.0 million during the third quarter of fiscal 2010, compared to cash used in operating activities of $2.0 million during the third quarter of last year. The Company’s cash position was $51.6 million at the end of the third quarter of fiscal 2010 compared to $32.6 million at the end of the prior year’s quarter.

Long term debt declined to $43.8 million at the end of the third quarter of fiscal 2010, compared to $52.4 million, as of the end of the third quarter last year.

On March 22, 2010, the Company redeemed $10.0 million of its 7 3/4% notes at par value. As a result, the long-term debt is currently $33.8 million.

“We generated $10.4 million of cash from our working capital management during the third quarter, compared to $2.6 million of cash generated during last year’s third quarter. With our improving operating performance and our disciplined working capital management, we are confident in our ability to generate free cash flow to further reduce our debt,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

OUTLOOK

“We are very pleased with our performance and are confident that we will end the year on a strong note. Sales for the fourth quarter are expected to be in the range of $130 million to $135 million, or 13% to 17% growth, compared to sales of $115 million during last year’s fourth quarter. Our sales growth, combined with strong expense management, will lead to further improvements in operating margin. We believe we are now well positioned to deliver solid financial performance over the long term,” concluded Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on May 21, 2010, to all common stockholders of record on May 7, 2010. The Company currently has 14,592,837 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Friday, April 9, 2010, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s third quarter fiscal 2010 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-481-7939 and enter passcode 30406594 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on April 9, 2010, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 38762696.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s 2009 Annual Report on Form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (“RF”), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and value-add, or “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
Statements of Operations	February 27, 2010	February 28, 2009	February 27, 2010	February 28, 2009
Net sales	$121,330	$110,316	$346,756	$381,814
Cost of sales	91,922	86,590	261,838	292,191

Gross profit	29,408	23,726	84,918	89,623
Selling, general, and administrative expenses	23,720	27,686	70,336	84,089
Loss on disposal of assets	9	5,778	7	5,856

Operating income (loss)	5,679	(9,738)	14,575	(322)

Other (income) expense:
Interest expense	983	1,130	3,227	3,489
Investment (income) loss	(19)	33	(79)	(337)
Foreign exchange (gain) loss	(208)	(153)	1,310	(2,636)
(Gain) loss on retirement of long-term debt	127	—	127	(849)
Other, net	2	74	(96)	(92)

Total other (income) expense	885	1,084	4,489	(425)

Income (loss) from continuing operations before income taxes	4,794	(10,822)	10,086	103
Income tax provision (benefit)	326	563	(604)	1,861

Income (loss) from continuing operations	4,468	(11,385)	10,690	(1,758)
Loss from discontinued operations	—	—	1,173	—

Net income (loss)	$4,468	$(11,385)	$9,517	$(1,758)

Net income (loss) per common share – basic:
Income (loss) from continuing operations	$0.26	$(0.65)	$0.61	$(0.10)
Loss from discontinued operations	—	—	(0.07)	—

Net income (loss) per common share – basic	$0.26	$(0.65)	$0.54	$(0.10)

Net income (loss) per Class B common share – basic:
Income (loss) from continuing operations	$0.23	$(0.58)	$0.55	$(0.09)
Loss from discontinued operations	—	—	(0.06)	—

Net income (loss) per Class B common share – basic	$0.23	$(0.58)	$0.49	$(0.09)

Net income (loss) per common share – diluted:
Income (loss) from continuing operations	$0.25	$(0.65)	$0.60	$(0.10)
Loss from discontinued operations	—	—	(0.07)	—

Net income (loss) per common share – diluted	$0.25	$(0.65)	$0.53	$(0.10)

Net income (loss) per Class B common share – diluted:
Income (loss) from continuing operations	$0.23	$(0.58)	$0.55	$(0.09)
Loss from discontinued operations	—	—	(0.06)	—

Net income (loss) per Class B common share – diluted	$0.23	$(0.58)	$0.49	$(0.09)

Weighted average number of shares:
Common shares – basic	14,718	14,858	14,814	14,856

Class B common shares – basic	3,048	3,048	3,048	3,048

Common shares – diluted	20,229	14,858	17,873	14,856

Class B common shares – diluted	3,048	3,048	3,048	3,048

Dividends per common share	$0.020	$0.020	$0.060	$0.060

Dividends per Class B common share	$0.018	$0.018	$0.054	$0.054

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	February 27, 2010	May 30, 2009
Assets
Current assets:
Cash and cash equivalents	$51,561	$43,887
Accounts receivable, less allowance of $1,908 and $2,396	93,121	92,449
Inventories	79,526	81,165
Prepaid expenses	6,639	5,245
Deferred income taxes	2,459	2,591

Total current assets	233,306	225,337

Non-current assets:
Property, plant and equipment, net	16,992	19,371
Other intangible assets, net	154	432
Non-current deferred income taxes	3,445	3,385
Other non-current assets	325	290

Total non-current assets	20,916	23,478

Total assets	$254,222	$248,815

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$60,001	$52,996
Accrued liabilities	18,689	18,371

Total current liabilities	78,690	71,367

Non-current liabilities:
Long-term debt	43,833	52,353
Long-term income tax liabilities	3,474	5,016
Other non-current liabilities	1,550	1,386

Total non-current liabilities	48,857	58,755

Total liabilities	127,547	130,122

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,946 shares at February 27, 2010, and 15,930 shares at May 30, 2009	798	797
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at February 27, 2010, and at May 30, 2009	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	120,273	120,370
Common stock in treasury, at cost, 1,354 shares at February 27, 2010, and 1,065 shares at May 30, 2009	(8,492)	(6,310)
Retained earnings (accumulated deficit)	6,695	(2,475)
Accumulated other comprehensive income	7,249	6,159

Total stockholders’ equity	126,675	118,693

Total liabilities and stockholders’ equity	$254,222	$248,815

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	February 27, 2010	February 28, 2009	February 27, 2010	February 28, 2009
Operating activities:
Net income (loss)	$4,468	$(11,385)	$9,517	$(1,758)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	945	1,103	3,124	3,462
Discontinued operations	—	—	1,173	—
(Gain) loss on retirement of long-term debt	127	—	127	(849)
Loss on disposal of assets	9	5,778	7	5,856
Stock compensation expense	152	164	503	468
Deferred income taxes	35	319	119	259
Accounts receivable	(1,389)	6,647	(350)	8,719
Inventories	(3,959)	4,177	1,926	(6,221)
Prepaid expenses	(189)	808	(1,661)	(414)
Accounts payable	15,722	(8,207)	6,991	(2,800)
Accrued liabilities	(395)	(1,505)	551	(3,737)
Long-term income tax liabilities	(111)	(246)	(1,333)	(991)
Other	564	332	(16)	(437)

Net cash provided by (used in) operating activities	15,979	(2,015)	20,678	1,557

Investing activities:
Capital expenditures	(190)	(389)	(684)	(887)
Discontinued operations settlement	(1,000)	—	(1,000)	—
Proceeds from sale of assets	6	124	6	175
Contingent purchase price	—	165	—	26
(Gain) loss on sale of investments	(3)	2	(30)	(8)
Proceeds from sales of available-for-sale securities	29	25	132	124
Purchases of available-for-sale securities	(29)	(25)	(132)	(124)

Net cash used in investing activities	(1,187)	(98)	(1,708)	(694)

Financing activities:
Proceeds from borrowings	—	34,400	10,200	92,300
Payments on debt	—	(34,400)	(10,200)	(92,300)
Retirement of long-term debt	(8,494)	—	(8,494)	(2,364)
Repurchase of common stock	(2,192)	—	(2,192)	—
Proceeds from issuance of common stock	100	—	105	5
Cash dividends paid	(347)	(353)	(1,051)	(1,057)
Other	—	—	10	—

Net cash used in financing activities	(10,933)	(353)	(11,622)	(3,416)

Effect of exchange rate changes on cash and cash equivalents	(2,255)	(429)	326	(4,904)

Increase (decrease) in cash and cash equivalents	1,604	(2,895)	7,674	(7,457)
Cash and cash equivalents at beginning of period	49,957	35,480	43,887	40,042

Cash and cash equivalents at end of period	$51,561	$32,585	$51,561	$32,585

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For Third Quarter and First Nine Months of Fiscal 2010 and 2009

(in thousands)

By Business Unit:

	Net Sales			Gross Profit
Third Quarter	FY 2010	FY 2009	% Change	FY 2010	% of Sales	FY 2009	% of Sales
RF, Wireless & Power Division	$87,922	$80,565	9.1%	$19,032	21.6%	$17,786	22.1%
Electron Device Group	21,229	17,993	18.0%	7,061	33.3%	5,383	29.9%
Canvys	12,179	11,743	3.7%	3,314	27.2%	636	5.4%
Corporate	—	15		1		(79)

Total	$121,330	$110,316	10.0%	$29,408	24.2%	$23,726	21.5%

	Net Sales			Gross Profit
First Nine Months	FY 2010	FY 2009	% Change	FY 2010	% of Sales	FY 2009	% of Sales
RF, Wireless & Power Division	$250,218	$270,882	(7.6%)	$54,575	21.8%	$59,955	22.1%
Electron Device Group	60,146	65,254	(7.8%)	20,694	34.4%	20,823	31.9%
Canvys	36,392	45,676	(20.3%)	9,649	26.5%	9,122	20.0%
Corporate	—	2		—		(277)

Total	$346,756	$381,814	(9.2%)	$84,918	24.5%	$89,623	23.5%